2019 Year In Review

SHOPIFY  2019 YEAR IN REVIEW Make Commerce Better for Everyone We want Shopify to be the first thing that merchants open in the morning and the last thing they close at night — a global commerce operating system that manages their total business. With multi-channel selling capabilities and mobile-optimized store management, the Shopify platform also provides merchants with a single view of their business and customers across all of their sales channels. In addition, the platform enables merchants to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from a single integrated back office.

SHOPIFY 2019 YEAR IN REVIEW

At a Glance[1]

$1.578B
Revenue — up 47% from 2018

$61B
GMV[2] — up 49% from 2018

5,000
Employees

2.9 million
Merchant Staff Accounts

3,700
Apps in our App Store

24,500
Partners who have referred at least one merchant to Shopify in the last 12 months

$180M
Paid out in 2019 to partners by Shopify for apps and services benefiting our merchants

1 At a Glance figures are as of December 31, 2019

2 Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform and on certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

2019 Key Achievements


October
Acquired warehouse automation company, 6 River Systems, Inc.
September
Launched the Shopify Sustainability Fund
June
Launched Shopify Fulfillment Network
2020
2019

Commerce: A Force for Good


+1M
Merchants
175
Countries

$183B
Economic activity of businesses built on Shopify between 2016 and 2018

$1.7B
Estimated sales generated by our global partner network in 2018

1.4M
Full-time jobs supported by businesses on Shopify around the world in 2018

9%
Shopify's share of R&D expenditure across Canada's professional, scientific, and technical services sectors in 2018

All figures are approximate. Figures in "Commerce: A Force for Good" can be found in the Economic Impact Study of Shopify, October 2019, by Deloitte at https://www.shopify.ca/about/economic-impact.

SHOPIFY 2019 YEAR IN REVIEW

Enabling more merchants worldwide to start selling

More merchants around the world are launching businesses on Shopify, and we're making it easier for them to do so. All of our investments — whether in product and platform development, in partnerships, or in acquisitions — are made to accomplish these goals for our merchants. For merchants outside our core English-speaking geographies, we have translated the merchant admin into 20 languages. We have also expanded Shopify Payments, our payments processing solution, to 15 countries, and continue to develop our regional partner ecosystems to help merchants build their businesses and brands. As the number of merchants around the world using Shopify grows, so does our team of talent and our global operations. With more than 5,000 employees worldwide, Shopify is growing its global presence to help catalyze entrepreneurship everywhere.

We are growing globally


Canada
6% Revenue
6% Merchants
USA
68% Revenue
52% Merchants
UK
7% Revenue
7% Merchants
Australia
4% Revenue
6% Merchants
Rest of the World
15% Revenue
29% Merchants

Online commerce


2014
28 million
online shoppers
2015
57 million
online shoppers
2016
100 million
online shoppers
2017
163 million
online shoppers
2018
218 million
online shoppers
2019
300 million
online shoppers

A powerful force in the retail landscape, our U.S. merchants, in aggregate, ranked as the second-largest ecommerce retailer in the United States based on 2019 sales. More people in the U.S. and around the world are buying from Shopify stores as mobile commerce, which continues to be an important part of Shopify's playbook, enables customers to purchase from anywhere. In fact, in 2019, nearly ⅔ of orders on Shopify happened over mobile devices. Shopify checkouts are optimized for mobile, and integrated accelerated checkouts such as Shopify Pay, Apple Pay, and Google Pay are designed to reduce the friction of buying on mobile websites. In 2019, Shopify Pay facilitated more than $4 billion in merchant sales. And merchants who are often on-the-go are able to manage their storefronts via their mobile devices, making their lives easier.

SHOPIFY  2019 YEAR IN REVIEW In 2015, we said that we were on a mission to make commerce better for everyone— by simplifying it and making it accessible to businesses of all sizes. We are on track to making this mission a reality with our achievements in 2019 reflected across Shopify’s business performance, the growth of our rich partner ecosystem, and most importantly, the success of our merchants. In 2015, 165,000 merchants were using Shopify. Today, we have more than one million merchants building businesses on our platform. We are more motivated than ever to keep lowering the barrier of entry to entrepreneurship. Letter from Tobi, 2015 The first Shopify store was our own. In 2004, we took something we loved, snowboarding, and built a business around it. The idea was to set up an online store and create a snowboarding empire. But there was a problem: the software landscape we encountered seemed to work against our ambitions at every step. Back then, online store software was built for existing big businesses that were transitioning online. It was incredibly expensive, unnecessarily complex, and infuriatingly inflexible. Existing software was not designed with the new entrepreneur in mind, so we rejected the existing models and created our own. Our custom software met our needs so well that we decided to take everything we learned and shift our business away from snowboards and towards fixing the glaring hole in the ecommerce market. We knew that many future businesses would be created online first, and software needed to support the first steps of entrepreneurship, not just the established big guys. We set out to create the software that we wished would have existed, and we launched it in 2006 under the name Shopify. Shopify is exactly this: Shopify is exactly this: the only platform you need to build your empire. Shopify is the first thing our merchants log into in the morning and the last thing they log the only platform you out of in the evening. It’s at the heart of their business —a responsibility that we need to build your empire. take very seriously. Chances are that you’ve already bought products through stores that use Shopify and you didn’t even realize it. More than 165,000 stores use Shopify today. Yet, as a brand, we are virtually invisible to consumers. This is by design, as our job is to make our merchants look their very best in every interaction they have with consumers. Over $8 billion of GMV has already been transacted through our platform, with the most recent quarter coming in at over $1 billion. We’ve proven that there’s incredible potential in early-stage entrepreneurs when they are empowered with great technology. Focusing on inspiring entrepreneurship and helping people iterate their ideas, launch new stores and scale their businesses creates a sense of solidarity: we did it together. We believe that by giving merchants continued on back

SHOPIFY  2019 YEAR IN REVIEW an affordable, easy to use solution that helps them sell and run their business, Shopify has been about Shopify will share in their success as they grow. We’ve shown that it was possible empowering merchants to build a single platform that works from the very beginning — an entrepreneur with an idea — to a business with millions of orders. And while many of our larger since it was founded, and we merchants switched to Shopify based on the quality of our platform, a large have always prioritized long- number of our merchants are “homegrown” and started their businesses with us. term value over short-term I’m incredibly proud of this. revenue opportunities. Over the years we’ve also helped foster a large ecosystem that has grown up around Shopify. App developers, design agencies, and theme designers have built businesses of their own by creating value for merchants on the Shopify platform. Instead of stifling this enthusiastic pool of talent and carving out the profits for ourselves, we’ve made a point of supporting our partners and aligning their interests with our own. In order to build long-term value, we decided to forgo short-term revenue opportunities and nurture the people who were putting their trust in Shopify. As a result, today there are thousands of partners that have built businesses around Shopify by creating custom apps, custom themes, or any number of other services for Shopify merchants. This is a prime example of how we approach value and something that potential investors must understand: we do not chase revenue as the primary driver of our business. Shopify has been about empowering merchants since it was founded, and we have always prioritized long-term value over short-term revenue opportunities. We don’t see this changing. In terms of the value we create, we think that the most important thing that we deliver to our merchants is simplicity. Simplicity isn’t simple. It takes tremendous care, discipline, and craftsmanship to take something inherently complex like commerce and make it intuitive. We have spent the last decade democratizing commerce, simplifying it, and making it accessible for businesses of all sizes. Today, businesses sell through dozens of different channels: online stores, retail stores, wholesale, at pop-up shops, on social networks, through mobile apps or any number of other ways. Merchants often hack together different applications and technologies in order to try to address their multi-channel requirements. We’re now showing them that they don’t have to; that their complex setup can be reduced to a single, simple platform. By the time we’re done, we think Shopify will have established the “new normal”. I want Shopify to be a company that sees the next century. To get us there we not only have to correctly predict future commerce trends and technology, but be the ones that push the entire industry forward. Shopify was initially built in a world where merchants were simply looking for a homepage for their business. By accurately predicting how the commerce world would be changing, and building what our merchants would need next, we taught them to expect so much more from their software. These underlying aspirations and values drive our mission: make commerce better for everyone. I hope you’ll join us. — Tobi, Founder, Chief Executive Officer Printed in Canada on recycled paper using soy-based inks.